

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2022

Adam La Barr
Managing Member
ADPI Fund I, LLC
6809 Main Street, Unit #619
Cincinnati, OH 45244

Re: ADPI Fund I, LLC
Amendment No. 2 to Form 1-A
Filed October 24, 2022
File No. 024-11872

Dear Adam La Barr:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed October 24, 2022

Cover Page

1. Please revise your disclosure here to note that the Class A common stock being offered is non-voting common stock. Please also revise the Summary and where appropriate to explain how holders of Class A interests will be able to initiate and participate in any effort to remove the Manager for "good cause," as stated on pages 10 and 32.

Directors, Executive Officers and Significant Employees, page 26

2. We note your response to comment 4 and we reissue the comment in part. Please provide a breakdown of the number of hours per week or month that Markian Sich is expected to devote to the company. Refer to Item 10 of Form 1-A.

3. We note your response to comment 5 and your disclosure that "[y]our Advisory Council members were selected because of their experienced positions with ADPI, their personal experience owning and managing income producing real estate, and their connections with potential operators and deal flow." Please revise the biographical information of each of your Advisory Council members to provide details about the relevant experience supporting these statements about their selection. As requested, revise to clarify where and when the Advisory Committee will provide "business guidance and connections as needed, and answer questions regarding ADPI Capital to the ADPI community and other inquiring individuals."

    Additionally, given that the Advisory Council members will be able to vote on property acquisitions and conduct management activities on a monthly basis as described on page 29, it appears that appropriate signatures and disclosure under Items 10 and13 of Form 1-A should be provided regarding the 3 Advisory Council members, including in the table on page 28 and the carryover paragraphs on pages 29 and 30. See Instructions 2 and 3 to Item 10(a).

4. With respect to the Advisory Council members answering questions regarding you and ADPI Capital to "the ADPI community and other inquiring individuals," please revise to clarify the nature of these activities and the extent to which such communications will be treated as test-the-waters materials. With a view to disclosure, advise us if the Advisory Council members will conduct offering activities similar to what Messrs. La Barr, Brenner and Sich will perform pursuant to Rule 3a4-1.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

5. We note your disclosure on page 26 regarding a "high likelihood of several rate increases in 2022" and current forecasts regarding "broad rent growth." Given the four interest rate increases in 2022 thus far, please consider updating your disclosure to further clarify your expectations about the impact to the multifamily real estate industry.

Security Ownership of Management and Certain Securityholders, page 29

6. We note your response to comment 6 and reissue the comment. Please state the date used, as required by Item 12.a. of Form 1-A. In addition, please revise your disclosure to clarify what the percentages in footnote 1 are referring to.

Prior Performance, page 30

7. We note your response to comment 7 and your revised disclosure regarding Mr. La Barr's participation in the project. Please provide additional details regarding Mr. La Barr's responsibilities, including as an asset manager of the project, and the nature of his work with the business plan. For example, did Mr. La Barr initiate, supervise and operate the program? Did he determine which property would be acquired? It appears Mr. La Barr did not receive any of the proceeds or any commissions or fees in connection with the funds

raised. Please revise to clarify Mr. La Barr's role, and if he did not initiate, supervise or operate the program, advise us why you believe the program should be included in the Offering Circular as his prior performance.

Exhibits

8. We note your response to comment 9. However, we note that Slide 15 of Exhibit 13.1 states that "[t]he Fund will work with Military Multifamily Academy Heroes and vetted sponsors to target, underwrite, purchase and operate performing assets in qualified submarkets nationwide." Please reconcile this disclosure with that in the offering circular, which does not include a discussion of this process or these relationships.

9. We note your response to comment 11 and, in particular, your disclosure that "the company is still offering bonus shares based on the amount invested as opposed to the timing of investment." We note that there is extensive disclosure about the bonus share program in your testing-the-waters materials. It is unclear why disclosureabout the bonus shares and bonus share program does not appear in the Offering Circular. Please revise or advise.

General

10. We note your response to prior comments 13 and 14 we reissue the comments in part. We note the projected 8% minimum annual average rate of return in your test-the-waters materials. Please advise us on what basis you provide this projection given you have no assets or operating history. Additionally, it appears that links to the offering circular on your website are still to the July 7, 2022 circular and not to your latest filing. Please revise.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson